Exhibit 99.1

Pinduoduo Announces Board of Director Changes to Comply with NASDAQ Requirements for Majority Independent Board

Shanghai, July 26, 2019 — The Board of Directors of Pinduoduo Inc. (“Pinduoduo”, or the “Company”) (NASDAQ: PDD) announced changes today to comply with NASDAQ requirements for a majority independent board. “Pinduoduo is committed to becoming the gold standard in corporate governance as a publicly listed company. Enhancing corporate governance is crucial to building Pinduoduo into a global and institutional technology platform,” said Mr. Zheng Huang, Chairman and Chief Executive Officer of Pinduoduo, “In the spirit of Pinduoduo’s founding principles of Benefit All, People First and More Open, we are in the process of designing a system whereby our shareholders and users can participate in the process of the Board selection, while maintaining Board continuity and stability.”

Effective immediately on the first anniversary of Pinduoduo’s listing, Mr. Zhen Zhang will cease to be a Director as the Company complies with NASDAQ requirements for a majority independent board within one year after its initial public offering. Mr. Haifeng Lin will continue to serve as a Director, but will step down as Audit Committee Chair, Compensation Committee member and Nominating and Corporate Governance Committee member in compliance with NASDAQ requirements for these committees to consist of independent directors only.

Going forward, Pinduoduo plans to continue attracting experienced industry veterans across various sectors and functions to join its Board.

Pinduoduo’s Board of Directors is as follows after these changes:

Directors

Zheng Huang, Chairman of the Board of Directors and Chief Executive Officer

Haifeng Lin, Director

Qi Lu, Independent Director

Nanpeng Shen, Independent Director

George Yong-Boon Yeo, Independent Director

Audit Committee

Nanpeng Shen

George Yong-Boon Yeo

Compensation Committee

Qi Lu

Nanpeng Shen

Nominating and Corporate Governance Committee

Qi Lu

George Yong-Boon Yeo

About Pinduoduo Inc.

Pinduoduo is an innovative and fast growing “new e-commerce” platform that provides buyers with value-for-money merchandise and fun and interactive shopping experiences. The Pinduoduo mobile platform offers a comprehensive selection of attractively priced merchandise, featuring a dynamic social shopping experience that leverages social networks as an effective and efficient tool for buyer acquisition and engagement.

For more information, please visit http://investor.pinduoduo.com/.

For investor and media inquiries, please contact:
investor@pinduoduo.com
internationalmedia@pinduoduo.com